

17016750

:D STATES
:CHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHXBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Brzezinski (312) 663-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 North Michigan Avenue	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Brzezinski, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CHXBD, LLC ,as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Financial Operations and Principal
Title

Signed before me on the 28th day of February 2017.

Notary Public


OFFICIAL SEAL
RICHARD S SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/18

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

CHXBD, LLC
Table of Contents
December 31, 2016


BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CHXBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of CHXBD, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CHXBD, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHXBD, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of CHXBD, LLC's financial statements. The supplemental information is the responsibility of CHXBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 28, 2017

CHXBD, LLC
Statement of Financial Condition
December 31, 2016

	December 31, 2016
ASSETS	
Cash and cash equivalents	$ 153,418
Receivable from clearing organization	111,508
Receivable from FINRA	10,898
Prepaid expenses	1,323
Total Assets	$ 277,147
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 22,178
Total Liabilities	22,178
Member's Equity	254,969
Total Liabilities and Member's Equity	$ 277,147

See notes to financial statements.

CHXBD, LLC
Statement of Operations
Year ended December 31, 2016

Revenues	
Transaction fees	$ 11,629
Total revenues	11,629
Expenses	
Execution fees	107,600
Professional and other outside services	21,337
General and administrative	15,775
Total expenses	144,712
Net loss	$ (133,083)

See notes to financial statements.

CHXBD, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

	Total Member's Equity
Balance, January 1, 2016	$ 268,052
Capital contributions	120,000
Net loss	(133,083)
Balance, December 31, 2016	$ 254,969

See notes to financial statements.

CHXBD, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (133,083)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Receivable from clearing organization	1,112
Receivable from FINRA	390
Prepaid expenses	1,081
Receivable from affiliate	4,071
Accrued liabilities	(4,515)
Net cash used in operating activities	(130,944)
Cash flows from financing activities	
Proceeds from capital contributions	120,000
Net decrease in cash and cash equivalents	(10,944)
Cash and cash equivalents, at beginning of year	164,362
Cash and cash equivalents, at end of year	$ 153,418

See notes to financial statements.

1. Organization

CHXBD, LLC, (the "Company") or ("CHXBD"), a Delaware limited liability company, was formed on June 20, 2012. The Company is a wholly-owned subsidiary of CHX Holdings, Inc. ("CHXH"). The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below:

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. At December 31, 2016, the balance in cash and cash equivalents consisted entirely of cash.

Receivable from Clearing Organization — Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Revenue Recognition — Transaction fee revenue is generated by providing order routing services to its affiliate the Chicago Stock Exchange, Inc. (CHX), a wholly-owned subsidiary of CHXH. The transaction fee revenue is earned on the routing of executed orders and recorded on the trade date.

Income Taxes — As a limited liability company with a single member, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with that standard, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2016.

2. Summary of Significant Accounting Policies (continued)

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2013 through 2016 are subject to examination by the relevant tax authorities.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Related-Party Transaction

The Company has entered into an expense sharing agreement with CHXH and CHX. The agreement, among other things, provides for CHX to pay for certain expenses such as, but not limited to salaries, rent, telephone, copy services, etc. on behalf of the Company. The agreement also states that the Company has no obligation, legally or otherwise, to the vendors for such costs as described in the agreement and furthermore, that the Company has no obligation, direct or indirect, to reimburse or otherwise compensate CHX or CHXH for such costs. Such expenses are excluded from the Company's financial statements and totaled $91,882 for the year ended December 31, 2016.

CHXBD incurs SRO and trading permit fees which are payable to CHX. During 2016, CHXBD recorded SRO and trading permit fee expense in the amounts of $7,200 and $7,200, respectively, which are included in general and administrative expense within the statement of operations.

Included in accrued expenses within the statement of financial condition is $828 payable to CHX, which is the net of $1,200 for SRO and trading permit fees payable to CHX and $372 of transaction fees due from CHX.

4. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 2% of "aggregate debt items" arising from customer transactions, as defined.

At December 31, 2016, the Company had net capital and net capital requirements of $253,646 and $5,000, respectively.

5. Commitments

The Company has an agreement with its clearing broker that requires a minimum monthly fee of $8,333 for clearing and execution services. CHXBD, in accordance with the agreement, incurred $100,000 of such fees in 2016 which are included in execution fees within the statement of operations.

On September 30, 2016, the Company entered into a new clearing agreement with Alternet Securities Inc. ("ITG"), which requires a minimum monthly fee of $5,000 commencing with the start of clearing activities in February 2017.

6. Subsequent Events

The Company has evaluated events and transactions through February 28, 2017 the date the financial statements were issued. On February 10, 2017, CHXBD made a $120,000 deposit with ITG and commenced clearing transactions with them on February 17, 2017.

SUPPLEMENTAL INFORMATION

CHXBD, LLC
Supplemental Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016
(See Report of Independent Registered Public Accounting Firm)

Computation of Net Capital

	2016
Total Member's Equity	$ 254,969
Deductions And/Or Charges	
Non-Allowable assets:	
Prepaid expenses	1,323
Net Capital	$ 253,646

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued expenses	$ 22,178
Total Aggregate Indebtedness	$ 22,178

CHXBD, LLC
Supplemental Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016
(See Report of Independent Registered Public Accounting Firm)

Computation of Basic Net Capital Requirement

	2016
Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$248,646
Net Capital Less Greater of 10% of Total Aggregate indebtedness or 120% of Minimum Dollar Net Capital Required	$247,646
Ratio: Aggregate Indebtedness to Net Capital	.09 to 1

There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

CHXBD, LLC
Supplemental Information
Schedule II – Computation for the Determination of Revenue Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2016
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Supplemental Information
Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2016
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Chicago, Illinois

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2016

CHXBD, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CHXBD, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CHXBD, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which CHXBD, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) CHXBD, LLC stated that CHXBD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CHXBD, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CHXBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 28, 2017



Albert J. Kim
Direct Dial: (312) 663-2484
Fax: (312) 663-2231
Email: akim@chx.com

February 10, 2016

By UPS

SEC Headquarters
Mail Stop 8031
Rule 15c3-3 Exemption
100 F Street, NE
Washington, DC 20549

Re: Exemption from SEA Rule 15c3-3 for CHXBD, LLC

To Whom It May Concern:

CHXBD, LLC ("CHXBD") claims exemption from SEA Rule 15c3-3, pursuant to paragraph (k)(2)(ii) thereunder, for the period of January 1, 2015 through December 31, 2015, because CHXBD does not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states as follows:

> The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHXBD met the exemption provisions of paragraph (k)(2)(ii) under SEA Rule 15c3-3 for the period of January 1, 2015 through December 31, 2015, without exception.

If you have any questions or concerns, please feel free to contact me at your convenience.

Sincerely,

Albert J. Kim
Deputy Chief Compliance Officer